GLOBAL DIGITAL SOLUTIONS, INC.

777 South Flagler Drive, Suite 800W

West Palm Beach, Florida 33401

Phone: 561-515-6163

August 29, 2014

Via Edgar

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Digital Solutions, Inc. Form 10-Q for the Fiscal Quarter Ended June 30, 2014 Filed August 19, 2014 File No. 000-26361

Dear Ms. Long:

Global Digital Solutions, Inc. (the “Company”), hereby responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 27, 2014, relating to the above referenced Form 10-Q filed with the Commission on August 19, 2014 (the “Form 10-Q”). We are concurrently submitting via EDGAR this letter and an Amended Form 10-Q for the Quarter Ended June 30, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Form 10-Q filed on August 19, 2014), all page references herein correspond to the page of the Amended Form 10-Q.

Form 10-Q for the Quarter Ended June 30, 2014

Item 1. Financial Statements

Note 13 – Customer Concentrations, page 14

15. We note your disclosure that you had two customers who accounted for 56.8% and 43.2% of your revenue in the three and six-month periods ended June 30, 2014. With reference to ASC 280-10-50-42, please disclose in future filings the total amount of revenue from each such customer for each period presented.

The Company acknowledges the Staff’s comment and confirms that it will disclose, in future filings, the total amount of revenue from each such customer for each period presented.

Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

August 29, 2014

Item 4. Controls and Procedures, page 21

16. You disclose in your December 31, 2013 Form 10-K and March 31, 2014 Form 10-Q that your disclosure controls and procedures were not effective. In addition, you also disclose in your December 31, 2013 Form 10-K and March 31, 2014 Form 10-Q that there were no changes in your internal control over financial reporting during the respective periods. We note there was no related disclosure of changes in internal control over financial reporting in your June 30, 2014 Form 10-Q. As such, it is not clear how you concluded that your disclosure controls and procedures were effective at June 30, 2014. Please advise.

The Company has revised the disclosure in the Amended Form 10-Q on page 1 to address the staff’s comment.

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The Company believes the responses provided above fully addresses the Staff's comment.  If you have any questions, please call me at (561) 515-6163.

Sincerely
Global Digital Solutions, Inc

/s/ David A. Loppert
David A. Loppert
Chief Financial Office

cc: Owen Naccarato

Law offices of Naccarato & Associates